                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                          ENVIRODYNE INDUSTRIES, INC.

                                (Name of Issuer)


                    Common Stock, par value $0.01 per share

                         (Title of Class of Securities)


                                   294037205

                                 (Cusip Number)


                          Joseph L. von Rosenberg III
                        Vice President, General Counsel
                            and Corporate Secretary
                               Zapata Corporation
                                 P.O. Box 4240
                              Houston, Texas 77210
                                 (713) 940-6100

                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)


                                 August 7, 1995

                      (Date of Event which Requires Filing
                               of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

          Check the following box if a fee is being paid with the statement. [x]

                                 SCHEDULE 13D

Cusip No. 294037205

1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

                        ZAPATA CORPORATION

2.   Check the appropriate box if a member of a group        (a)  [_]
                                                             (b)  [_]

3.   SEC use only

4.   Source of funds


                        OO

5.    Check box if disclosure of legal proceedings is required
      pursuant to items 2(d) or 2(e)                              [_]

6.   Citizenship or place of organization

                        Delaware


          Number of       7.   Sole voting power         4,189,298
             Shares
       Beneficially       8.   Shared voting power each        -0-
           Owned by
   Reporting person       9.   Sole dispositve power     4,189,298
               With
                          10.  Shared dispositve power         -0-

11.  Aggregate amount beneficially owned by each reporting person

                        4,189,298

12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                               [_]

13.  Percent of class represented by amount in row (11)

                        31.0%

14.  Type of reporting person

                        CO

Item 1.  Security and Issuer.

          The class of securities to which this statement relates is the Common Stock, par value $0.01 per share ("Common Stock") of Envirodyne Industries, Inc. (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is:

          Envirodyne Industries, Inc.
          701 Harger Road, Suite 198
          Oak Brook, Illinois 60521

Item 2.  Identity and Background.

Reporting Person

          Zapata Corporation ("Zapata") is a Delaware corporation engaged in the businesses of natural gas compression, gas gathering, processing and marketing, marine protein operations, and Bolivian oil and gas operations.

Other persons enumerated in Instruction C

          The persons enumerated in Instruction C to Schedule 13D and their respective residence or business addresses, principal occupation or employment and name, principal business and address in which such employment is conducted are set forth in Appendix A hereto, which is incorporated herein by reference. Each such person is a citizen of the United States.

Certain proceedings

          Neither Zapata nor, to the knowledge of Zapata, any other person enumerated in Instruction C to Schedule 13D, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The consideration used to purchase the shares of Common Stock of the Issuer to which this Schedule 13D relates was Zapata's subordinated promissory note in the principal amount of $18,780,623, payable to the order of Malcolm I. Glazer, as trustee of the Malcolm I. Glazer trust. The subordinated promissory note bears interest at the prime rate, payable quarterly, matures on August 7, 1997, and may be prepaid at any time at the option of Zapata without premium or penalty.

Item 4.  Purpose of Transaction.

         The purpose of the acquisition by Zapata of securities of the Issuer is to make an investment in the Issuer, as the first step in a proposed transformation of Zapata away from the energy business and into food-related businesses. Zapata intends to evaluate the possibility of acquiring additional shares of Common Stock or proposing a merger with or acquisition of the Issuer in the future. Zapata may purchase additional shares of Common Stock from time to time in the open market or in privately negotiated transactions. In determining whether to purchase additional shares of Common Stock and in formulating any plan or proposal for a merger or other acquisition transaction, Zapata intends to consider various factors, including the Issuer's financial condition, business and prospects, other developments concerning the Issuer, the market for the Common Stock, the availability of shares of Common Stock for purchase at particular price levels, the availability to Zapata of funds for such purpose, the availability and nature of other opportunities available to Zapata, developments with respect to Zapata's businesses, general economic, money and stock market conditions, and other future developments. Zapata also reserves the right to change its current intentions and may determine to dispose of all or a portion of the shares of Common Stock held by it.

          Messrs. Malcolm I. Glazer and Avram A. Glazer are members of the board of directors of the Issuer. Zapata may seek additional representation on the board of directors of the Issuer or seek to control or otherwise influence the management and policies of the Issuer.

          Except as described above, neither Zapata nor, to the knowledge of Zapata, any other person enumerated in Instruction C to Schedule 13D has any plans or proposals with respect to the Issuer (although Zapata reserves the right to develop any such plans or proposals) which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act or 1934; or

          (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Zapata beneficially owns 4,189,298 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 31.0% of the outstanding shares of Common Stock. Zapata has the sole power to vote and to dispose of all of such shares. To the knowledge of Zapata, no shares of Common Stock are beneficially owned by any of the persons enumerated in Instruction C to Schedule 13D, except that Malcolm I. Glazer may be deemed to be a beneficial owner of the shares of Common Stock held by Zapata because Mr. Glazer beneficially owns approximately 35.3% of the outstanding Common Stock of Zapata and is the Chairman of the Board of Zapata. However, neither the filing of this Statement nor any of its contents shall be deemed an admission that Malcolm I. Glazer is the beneficial owner of any of such shares.

         On August 7, 1995 Zapata acquired the 4,189,298 shares of Common Stock the ownership of which is reported on this Statement from the Malcolm I. Glazer Trust in a private transaction. The purchase price was a subordinated promissory note of Zapata as described in Item 3. The principal amount of such promissory note is $18,780,623, or $4.483 per share of Common Stock.

Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

         Zapata purchased the shares of Common Stock the ownership of which is reported on this statement from the Malcolm I. Glazer Trust, a revocable living trust of which Malcolm I. Glazer is the sole trustee and, during his lifetime, the sole beneficiary. The Stock Purchase Agreement pursuant to which such purchase was effected is included as an exhibit to this Statement.

          Avram A. Glazer is the son of Malcolm I. Glazer.

          Except as described above and in Items 4 and 5, neither Zapata nor, to the knowledge of Zapata, any of the persons enumerated in Instruction C to
Schedule 13D, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

          1 - Stock Purchase Agreement dated as of August 7, 1995 between Zapata
              Corporation and Malcolm I. Glazer, as trustee of the Malcolm I. Glazer Trust, including form of Subordinated Promissory Note attached as Exhibit A.

          2 - Press release issued by Zapata on August 8, 1995.

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  August 17, 1995                  ZAPATA CORPORATION



                                         By: /s/ JOSEPH L. VON ROSENBERG III
                                             -------------------------------
                                             Vice President, General Counsel
                                             and Secretary

                                   Appendix A

                                                 Principal Occupation
Name and Residence                                or Employment and
or Business Address                              Position with Zapata
-------------------                              --------------------

Malcolm I. Glazer                       Self-employed, private investor.
1482 South Ocean Boulevard              Director and Chairman of the Board of
Palm Beach, Florida  33480              Zapata.


Avram A. Glazer                         Employed by Malcolm I. Glazer and a
18 Stoney Clover Lane                   number of entities owned and
Pittsford, New York  14534              controlled by Malcolm I. Glazer.
                                        Director and President and Chief
                                        Executive Officer of Zapata.


Peter M. Holt                           Chairman and Chief Executive Officer
Zapata Corporation                      of Energy Industries, Inc., a
P.O. Box 4240                           subsidiary of Zapata and certain
Houston, Texas  77210-4240              other companies.  Director of Zapata.



Ronald C. Lassiter                      Chairman and Chief Executive Officer
Zapata Protein, Inc.                    of Zapata Protein, Inc., a subsidiary
P.O. Box 4240                           of Zapata. Director of Zapata.
Houston, Texas  77210-4240


Robert V. Leffler, Jr.                  Owner of the Leffler Agency, an
2607 North Charles Street               advertising and marketing/public
Baltimore, Maryland  21218              relations firm based in Baltimore,
                                        Maryland.  Director of Zapata.


W. George Loar                          Retired television station executive.
4531 Faraon D-3                         Director of Zapata.
St. Joseph, Missouri  64506

Lamar C. McIntyre                       Vice President, Chief Financial
Zapata Corporation                      Officer and Treasurer of Zapata.
P.O. Box 4240
Houston, Texas  77210-4240

Robert W. Jackson                       President and Chief Executive Officer
Zapata Corporation                      of Cimarron Gas Holding Company, a
P.O. Box 4240                           subsidiary of Zapata
Houston, Texas  77210-4240



                                                 Principal Occupation
Name and Residence                                or Employment and
or Business Address                              Position with Zapata
-------------------                              --------------------

Joseph B. Mokry                         President and Chief Operating Officer
Zapata Corporation                      of Energy Industries, Inc., a
P.O. Box 4240                           subsidiary of Zapata
Houston, Texas  77210-4240



                                 EXHIBIT INDEX

Exhibit 1 -   Stock Purchase Agreement dated as of August 7, 1995 between Zapata
              Corporation and Malcolm I. Glazer, as trustee of the Malcolm I.
              Glazer Trust, including form of Subordinated Promissory Note attached as Exhibit A.


Exhibit 2 -   Press release issued by Zapata on August 8, 1995.